Exhibit 99.2

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 44 / 2005

DATE: 02/ 17/ 2005

Pemex awards contract for the Monclova block at the Burgos Basin

  Consortium integrated by Mexican and United States companies are awarded the contract for more than U.S. $ 456 million for the Monclova block

Petróleos Mexicanos (PEMEX) awarded today the seventh Multiple Service Contract (MSC) to a consortium, integrated by companies from Mexico and the United States of America, for work related to the development, infrastructure and non-associated gas fields maintenance to be performed in the Monclova block at the Burgos Basin, under the scheme of the Multiple Service Contracts (MSC).

The winning consortium of the contract for U.S. $ 456.3 million is integrated by three Mexican companies: Hullera Mexicana, Energy Milenium, Andrews Technologies de México, as well as by two American Companies Yuma Exploration and Production Inc. and Aries Operating LP.

PEMEX has focused on increasing participation from the domestic industry, since the beginning of this second round. This result confirms that Mexican companies definitely occupy an important role in the development of non-associated natural gas in our country.

With the seven contracts that have been awarded to date, the country will be able to raise new investments that amount to U.S. $5,698 million; increase the production of domestic natural gas by an additional 585 million cubic feet per day, with the consequent decrease in imports, as well as attract new technologies that will increase Pemex’s execution capacities.

According to the MSC bidding calendar for the second round, the reception of proposals for the remaining block, Pirineo, will be performed on February 22, 2005.

The contract award ceremony was transmitted this morning in real time by Internet at www.csm.pemex.com

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